Exhibit 12.1

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Nine months ended September 30, 2013	Year ended December 31, 2012
Pretax income from operations:
Net income	$372.0	$221.0
Add income tax expense (benefit)	(108.3)	(65.3)
Pretax income from operations	263.7	155.7
Add fixed charges:
Interest expense on corporate debt	39.9	66.2
Interest expense on investment borrowings and borrowings related to variable interest entities	40.1	48.4
Interest added to policyholder account balances	186.3	260.5
Portion of rental (a)	9.5	14.6
Fixed charges	275.8	389.7
Adjusted earnings	$539.5	$545.4
Ratio of earnings to fixed charges	1.96X	1.40X
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(a)	Interest portion of rental is estimated to be 33 percent.